3SBio Inc.
Announces Shareholders’ Approval of the Amended Merger Agreement

SHENYANG, CHINA – May 24, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, announced today that, at an extraordinary general meeting held today (the “EGM”), the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated February 8, 2013, among Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013 (the “Amended Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), and to authorize and approve all transactions contemplated by the Amended Merger Agreement, including the Merger.

Approximately 91.38% of the Company’s total outstanding ordinary shares and voting restricted shares were voted in person or by proxy at the EGM. Of these shares voted in person or by proxy at the EGM, approximately 87.20% were voted in favor of the proposal to authorize and approve the Amended Merger Agreement and the transactions contemplated thereby, including the Merger, and approximately 87.20% were voted in favor of the proposal to authorize and approve the directors of the Company to do all things necessary to give effect to the Amended Merger Agreement.

The parties expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Amended Merger Agreement. Upon completion of the Merger, the Company will become a privately-held company and its American depository shares will no longer be listed on the NASDAQ Global Market.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ Global Market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed transaction; management plans relating to the transaction; the expected timing of various aspects of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company that were reasonable when made. Risks and uncertainties that may cause actual outcome to differ from the forward-looking statements may include: whether Parent will secure and receive full financing; whether all the closing conditions and other terms of the transaction documents will be duly complied with or fulfilled; future business decisions of various parties, and other risks and uncertainties discussed in the documents filed or to be filed with the U.S. Securities and Exchange Commission by the Company, particularly the Transaction Statement on Schedule 13E-3 and exhibits thereto. These forward-looking statements reflect the Company’s expectations as of the time of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com